

OFFERING MEMORANDUM

facilitated by



PATOIS LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	PATOIS LLC
State of Organization	CA
Date of Formation	09/01/2019
Entity Type	Limited Liability Company
Street Address	PO Box 460915, San Francisco CA, 94146
Website Address	WWW.EATREDS.COM

(B) Directors and Officers of the Company

Key Person		Christopher Russell
Position with the Company	Title	Creative Director
	First Year	2019
Other business experience (last three years)		**Red's House** • **Total Duration** • **3 yrs 8 mos**

- - Executive Chef
  - Full-time
  - Dates Employed
  - Feb 2018 – Present
  - Employment Duration
  - 3 yrs 8 mos
  - Location
  - San Francisco Bay Area

- **Christopher Russell | ChefsFeed**
- **Title**
- **Creative Director**
- **Full-time**
- **Dates Employed**
- **Feb 2018 – Present**
- **Employment Duration**
- **3 yrs 8 mos**
- **Location**
- **San Francisco Bay Area**

- **Social Media Marketing Specialist**
- Company Name
- Freelance Marketing and Creative Services
- **Dates Employed**
- **Oct 2017 – Present**
- **Employment Duration**

- **Location**

- **San Francisco Bay Area**

Key Person	Sharon Russell
Position with the Company Title First Year	Executive Chef 2019
Other business experience (last three years)	**EXPERIENCE** - **Executive Chef** - Company Name - Red's House Full-time - **Dates Employed** - **Oct 2019 – Present** - **Employment Duration** - **2 yrs** - **Location** - **San Francisco Bay Area** - **Registered Nurse** - Company Name - TRAVELING NURSES LLC Full-time - **Dates Employed** - **Jan 2004 – Aug 2018** - **Employment Duration** - **14 yrs 8 mos**

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Russell	61%
Sharon Russell	30%

(D) The Company's Business and Business Plan

Jamaican pop-up Red's House offers a vegan soup of red peas, It's like a hug in a bowl. - Soleil Ho Food Critic

Simmered with lots of thyme and spices and served with juicy pieces of corn on the cob and hot dog-shape dumplings. The soup is blended to mimic the thickening properties of ham hocks and chicken feet.

Red's House is finally ready to call a restaurant in the Bay Area home. After hustling for over 3 years in the SF pop-up restaurant scene, consistently testing, evolving and growing our concept to unprecedented new heights, Red's House is taking the next logical step.

Red's House is a Modern Caribbean Grill serving Jerk chicken, Ox-tail, and our famous Jerk Fried Chicken wings. We feature grilled-to-order proteins, local & seasonal vegetables, and house-made sauces & marinades. By leveraging new technology and our pre pandemic ghost kitchen experience, Red's House is on a mission to create a truly one of kind experience.

Red's House is redefining the dining experience, by not only capitalizing on the booming food delivery market, creating a one of a kind immersive dining experience and partnering with local food charities. We are focused on building a central hub that will provide the opportunity for numerous profitable and charitable opportunities.

Red's House will be launching an innovative new take on Sauces and Marinades, one of a kind events and partnerships with major sponsors and an immersive space where diners are able place reservations to have meals in person. The growth of our Takeout/Delivery business model will only add additional revenue to an already profitable financial projection.

We'd love your investment to help open Red's House in 2022!

Our Story

We are More than just a mother & son duo. Together we have created the ultimate Caribbean experience here in San Francisco. Red's house is a Caribbean Institution, inspired by backyard gatherings, where "time doesn't exist as we laugh, share dishes and tell stories".

- Creating dishes through experimentation that not only display creativity and depth but push the boundaries of what Caribbean food looks and tastes like.
- Share the heritage art of preparing and cooking traditional Jamaican dishes with San

- Owned and Operated by Mother & Son

Our Mission

Our mission has always been to take back control of our cultural narrative by retaining the Identity of our food and presenting it in an authentic and meaningful way.

- By creating an immersive dining experience through sight, sound, smell and taste
- Our goal is for you to gain an introspective appreciation for the evolution of our heritage through the dishes we share with you.
- I have been trained in the heritage art of preparing and cooking traditional caribbean dishes.

THE GOAL: TO OPEN THE FIRST AUTHENTIC

CARIBBEAN RESTAURANT IN SAN FRANCISCO

Over the last few years, Our humble pop-ups turned into a full fledged business model. I found Red's House a brick-and-mortar space, albeit in an impossible lease at 4 Embarcadero Center but COVID forced us to move, But the reviews were in and it turns out that customers liked having the ability to visit us when they had the urge for some jerk chicken or spicy pepper prawns, instead of chasing us around the bay.

Things were good, until they weren't and I found myself exiled to Daly City during the pandemic.

There's a harshness still in the air left by the cruelest winter in modern history that we've managed to miraculously survive. The effects of this global pandemic have devastated the restaurant industry and I believe it is far from over, though there is a glimmer of hope as we begin to understand the invisible enemy. This was a blessing in disguise because we built a successful takeout/delivery model that actually exceeded our expectations of what it could potentially be. We have garnered a whole new fan base that didn't know us before.

Sometimes I go for endless drives around the city, into different neighborhoods and imagine Red's House in one of these empty restaurant spaces. You would think that during a pandemic when there are "For Lease" signs on every commercial space in town that it would be easy to source one … but no.

The structural racism that we faced before the pandemic has been permanently uncovered and because people don't need to pretend anymore, I feel like we are dealing with an unprecedented amount of inequity. It's astonishing to see real agents squirm at the thought of trying to sell a Black-owned business to a landlord, thus taking over one of their crown jewels in San Francisco. I'm stuck because landlords want so much more in a COVID-19 landscape from a Black-owned business and are unwilling to budge on their stubbornness. Even with our proven track record, I feel that our skin color plays a major role in their decision. As the economy is on its deathbed, we are being offered spaces as long as we can pay exorbitant prices, six to 12 months up front, a deposit of 3x-7x rent, and key money. I understand the severity of the situation, but at least give us a chance to negotiate. Instead the first offer is usually the only and final offer. But there is a light at the end of this tunnel because we have been working with a fabulous broker and he has secured us the option of 2 spaces as long as we can raise the funds to move into the one we choose. Help us change the landscape and create something long lasting that will impact the community in a meaningful way. We are excited to be here at this moment!

seriously at first. Now, years later, Red's House has become a survivor in a time when established restaurants and storied institutions are permanently closing all around us. It has taken years of work, sacrifice and pain. But when I read the reviews, and when I look into our customers' faces as I hand them their food, the joy that they exude makes me know that I'm doing something that affects people's lives in a positive way. Blood, sweat, burns, and many, many tears — it has been worth it!

BRINGING A NEW ISLAND FLAVOR TO THE BAY BY MERGING OLD WITH NEW TO CREATE FLAVORS THAT WILL BLOW YOUR MIND

- CHEF CHRISTOPHER

The Team

Christopher Russell, Founder + Creative + Executive Chef

Currently the Chef-owner of Red's House.

My Interests have evolved and my unrelenting passion for creativity has led me to Introducing the Caribbean flavor to the Bay Area. Further, I have over ten years' experience in the sales industry, having worked my way up to Luxury sector Operations Manager. My expansive experience has prepared me for a path in the hospitality Industry.

My history of exceeding monthly, quarterly and yearly sales goals by maintaining and constantly improving the company's competitive position in the high-end luxury sector has prepared me on the business side of things.

I've established strong sales teams by educating and motivating employees through interviewing, training, coaching and team building activities. Recognized for successfully operating within a balanced budget in addition to dramatically reducing external and internal shrinkage.

•Consistently increased sales and expanded profitability in multiple store locations.

•Diverse background in the retail marketplace, selling luxury lines.

•Solid understanding of retail operations including stock procedures, buyer operations, and management

•Expertise in molding individuals at various skill levels and backgrounds into a cohesive team in order to provide excellent customer service to anchor brands in the marketplace

Despite being in a different industry, I am confident that I can bring this level of success with me to my new endeavors.

Sharon Russell, Co-Founder + Food Director

Food Director and co-founder of Red's House.

Owned and Operated a successful catering company in New York City.

Oxtails at Red's House remind me of home in a city where, until now, I never thought I would find it. - Justin Phillips of The San Francisco Chronicle

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	February 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Secure lease on proposed space, Operating Capital and equipment	$47,000	$235,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.76 - 3.8%[2]
Payment Deadline	2028-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.86%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.76% and a maximum rate of 3.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.8%
$100,000	1.5%
$150,000	2.3%
$200,000	3.0%
$250,000	3.8%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Russell	61%
Sharon Russell	30%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Red's House has been operating since Sept 2019 and has since achieved the following milestones:

- Operated in San Francisco, CA

- Relocated operations during the pandemic to Daly City, CA

- Achieved revenue of $500,000 in 2020, Based solely on Takeout and Delivery offerings.

- Took our first International Order over the phone, someone placed an order for delivery from Canada.

  Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,280,000	$2,508,000	$2,683,560	$2,817,738	$2,902,270
Cost of Goods Sold	$520,000	$572,000	$612,040	$642,642	$661,921
Gross Profit	$1,760,000	$1,936,000	$2,071,520	$2,175,096	$2,240,349
EXPENSES					
Rent	$132,000	$135,300	$138,682	$142,149	$145,702
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$614,336	$675,769	$723,072	$759,225	$782,001
Insurance	$10,000	$10,250	$10,506	$10,768	$11,037
Equipment Lease	$9,000	$9,225	$9,455	$9,691	$9,933
Repairs & Maintenance	$8,000	$8,200	$8,405	$8,615	$8,830
Legal & Professional Fees	$20,000	$20,500	$21,012	$21,537	$22,075
Marketing	$20,000	$20,500	$21,012	$21,537	$22,075
Operating Profit	$934,664	$1,043,956	$1,126,769	$1,188,652	$1,225,451

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$56,760.00	$0
Short-term Debt	$0.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$136,428.00	$0
Cost of Goods Sold	$65,000.00	$0
Taxes Paid	$13,642.00	$0
Net Income	$14,752.00	$0

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V